Exhibit 2.7

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Perpetual Energy Inc. (“Perpetual” or the “Corporation”)

Suite 3200, 605 – 5th Avenue S.W.

Calgary, Alberta

T2P 3H5

2.	Date of Material Change:

April 27, 2016

3.	News Release

On April 28, 2016 at Calgary, Alberta, a news release was issued and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

On April 27, 2016, Perpetual: (i) swapped $150 million aggregate principal amount of senior notes pursuant to its securities swap proposal (the “Securities Swap Proposal”) whereby Perpetual offered to swap a portion of the Tourmaline Oil Corp. shares (the “Tourmaline Shares”) owned by Perpetual on the basis of 21 Tourmaline Shares for each $1,000 principal amount of the 8.75% senior notes due March 15, 2018 (the “2018 Senior Notes”) and 20 Tourmaline Shares for each $1,000 principal amount of the 8.75% senior notes due July 23, 2019 (the “2019 Senior Notes and together with the 2018 Senior Notes, the “Senior Notes”); (ii) increased the minimum swap amount to $175 million and established a maximum swap amount of up to $235 million aggregate principal amount of the issued and outstanding Senior Notes pursuant to the Securities Swap Proposal; and (iii) extended the acceptance date for the Securities Swap Proposal to 5:00 p.m. (Toronto time) on May 10, 2016, or such later time and date on which the Securities Swap Proposal may be further extended by Perpetual.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

On April 27, 2016, Perpetual swapped $150 million aggregate principal amount of Senior Notes pursuant to the Securities Swap Proposal on the basis of 21 Tourmaline Shares for each $1,000 principal amount of 2018 Senior Notes and 20 Tourmaline Shares for each $1,000 principal amount of the 2019 Senior Notes. The $150 million Senior Notes swapped included $76.8 million of the 2018 Senior Notes and $73.2 million of the 2019 Senior Notes for 3.1 million Tourmaline Shares owned by Perpetual.

Pursuant to the Securities Swap Proposal an aggregate of $209.8 million principal amount of Senior Notes were tendered, consisting of $112.1 million of 2018 Senior Notes ($81.6 million of which are held by Perpetual’s directors and officers and entities controlled by directors and officers) and $97.7 million of 2019 Senior Notes ($56.9 million of which are held by Perpetual’s directors and officers and entities controlled by directors and officers). All Senior Notes tendered to the Securities Swap Proposal by non-insiders were swapped.

Including the swap of the $150 million face value of Senior Notes described above, Perpetual increased the minimum swap amount to $175 million and established a maximum swap amount of up to $235 million aggregate principal amount of the issued and outstanding Senior Notes pursuant to the Securities Swap Proposal. In connection with this increase, and in an effort to allow for additional non-insider participation in the Securities Swap Proposal, Perpetual extended the acceptance date for the Securities Swap Proposal to 5:00 p.m. (Toronto time) on May 10, 2016, or such later time and date on which the Securities Swap Proposal may be further extended by Perpetual.

Non-insiders of Perpetual will have a right of first acceptance or liquidity for an incremental amount of $25 million of Senior Notes tendered (the “Non-Insider First Liquidity Right”). The Non-Insider First Liquidity Right allows for non-insider holders of Senior Notes to have their Senior Notes swapped in priority to those held by directors and officers and companies controlled by directors and officers. Once the Non-Insider First Liquidity Right is taken up, the remaining tendered Senior Notes will be taken up on a prorata basis.

Except for the increase to the minimum and maximum swap amount, the new acceptance date and the Non-Insider First Liquidity Right on an incremental amount of $25 million of Senior Notes tendered, the terms and conditions of the Securities Swap Proposal continue to be applicable in all respects.

The Securities Swap Proposal was sent to holders of Senior Notes on April 14, 2016 and holders of Notes are urged to evaluate carefully all information regarding the Senior Notes and to consult their own investment, legal, tax and other professional advisors and to make their own decision whether to accept the Securities Swap Proposal.

BMO Capital Markets is acting as advisor to the Corporation in connection with the Securities Swap Proposal.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in the United States or in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities referenced herein may not be offered or sold in the United States except in transaction exempt from or not subject to the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

Forward-Looking Information

Certain information regarding Perpetual in this material change report including management’s assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding the Securities Swap Proposal and the timing for the completion of the incremental amount to be swapped. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions, and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Perpetual’s Annual Information Form and MD&A for the year ended December 31, 2015 and those included in other reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual’s website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

About Perpetual

Perpetual Energy Inc. is a Canadian energy company with a spectrum of resource-style opportunities spanning heavy oil, natural gas liquids and bitumen along with a large base of shallow gas assets. The Common Shares are listed on the Toronto Stock Exchange under the symbol “PMT”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business numbers of the executive officer of Perpetual who is knowledgeable of the material change and this report is:

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Telephone: (403) 269-4400

Facsimile: (403) 269-4444

9.	Date of Report:

May 6, 2016